UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

AsiaInfo-Linkage, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
04518A104
(CUSIP Number)
with copies to:

Libin Sun LT International Limited No. 16 Building No. 12 Dinghuaimen, Nanjing 210013 People’s Republic of China +86-25 8375-3888	David T. Zhang, Esq. Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central, Hong Kong +852 2522-7886
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04518A104

1	NAMES OF REPORTING PERSONS LT International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		12,555,625

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,555,625

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,555,625

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.9%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
+ Calculated using 74,168,817 issued and outstanding shares of common stock as of July 1, 2010, excluding 3,000,000 issued treasury shares.

Page 2 of 7 Pages

CUSIP No.	04518A104

1	NAMES OF REPORTING PERSONS Libin Sun

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		12,555,625

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,555,625

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,555,625

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.9%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
+ Calculated using 74,168,817 issued and outstanding shares of common stock as of July 1, 2010, excluding 3,000,000 issued treasury shares.

Page 3 of 7 Pages

CUSIP No.	04518A104
ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of AsiaInfo-Linkage, Inc., a Delaware corporation (the “Issuer” or the “Company”). According to the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2010, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People’s Republic of China.
ITEM 2. IDENTITY AND BACKGROUND
(a) This statement is filed by LT International Limited, a company organized under the laws of the British Virgin Islands (“LTI”). LTI is wholly owned and controlled by Libin Sun, who is LTI’s director.
(b) The address of the principal executive offices of LTI and the business address of Libin Sun’s No. 16 Building, No. 12 Dinghuaimen, Nanjing 210013, People’s Republic of China.
(c) The principal business of LTI is investment holdings. The present principal employment of Libin Sun is a director of the Issuer and its executive co-chairman. The Issuer is a leading provider of high-quality telecommunications software solutions and information technology security products and services in China and the address of its principal executive offices is 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People’s Republic of China.
(d) During the last five years, none of LTI or Libin Sun has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of LTI or Libin Sun has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Libin Sun is a citizen of the People’s Republic of China.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 3.
ITEM 4. PURPOSE OF TRANSACTION
Pursuant to the Business Combination Agreement dated December 4, 2009, as supplemented on June 5, 2010 by the Supplemental Agreement, by and among the Company, Linkage Technologies International Holdings Limited (“Linkage”), certain shareholders of Linkage, and Libin Sun as agent for the shareholders of Linkage (collectively, the “Combination Agreement”), the Company purchased from Linkage 100% of the outstanding share capital of Linkage’s wholly-owned subsidiary, Linkage Technologies Investment Limited (“Linkage Technologies”), for US$60 million in cash and 26,832,731 shares of Common Stock, or 36.18% of the Issuer’s total issued and outstanding shares of 74,168,817 as of July 1, 2010 (collectively, the “Consideration”), resulting in Linkage Technologies becoming the Company’s wholly-owned subsidiary (such transaction, the “Combination”). The Combination Agreement entered into on December 4, 2009 placed a value on the Common Stock of $24.07 per share. The estimated aggregate market value of the Consideration was approximately $734 million as of December 4, 2009 and approximately $647 million as of June 30, 2010. Of the 26,832,731 shares issued to Linkage at the closing of the Combination on July 1, 2010 (the “Closing Date”), 2,683,273 are currently being held in escrow and are subject to forfeiture during the 18 months following the Closing Date as security for the indemnification obligations of Linkage and certain key Linkage shareholders under the Combination Agreement. After Linkage acquired these 26,832,731 shares on July 1, 2010, Linkage distributed an aggregate of 24,149,003 of them to its shareholders, including 12,555,625 shares to LTI, with such transfers being deemed effective as of July 7, 2010.

Page 4 of 7 Pages

CUSIP No.	04518A104
Except for the Combination Agreement and related agreements and transactions, LTI and Libin Sun do not have any present plans or proposals which relate to or would result in any of the actions described in sub-paragraphs (a) through (j) of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock of the Issuer beneficially owned by LTI as of July 13, 2010.

NUMBER OF SHARES
	NUMBER OF SHARES	BENEFICIALLY	AGGREGATE
	BENEFICIALLY OWNED	OWNED WITH	NUMBER OF SHARES	PERCENTAGE OF
	WITH SOLE VOTING AND	SHARED VOTING AND	BENEFICIALLY	CLASS BENEFICIALLY
NAME	DISPOSITIVE POWER	DISPOSITIVE POWER	OWNED	OWNED (1)
LTI	12,555,625	0	12,555,625	16.9%

(1)	Calculated using 74,168,817 issued and outstanding shares of Common Stock as of July 1, 2010, excluding 3,000,000 issued treasury shares.
(c)-(d) The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 5.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 6.
Concurrently and in connection with the Closing, the Company entered into an escrow agreement with Linkage, Mr. Sun as agent for the shareholders of Linkage, and The Bank of New York Mellon. Pursuant to the agreement, 10% of the aggregate consideration to be delivered to Linkage (consisting of $6 million in cash and 2,683,273 shares of Common Stock) was deposited into an escrow account for a period of 18 months as security for the indemnification obligations of Linkage and certain key Linkage shareholders under the Combination Agreement.
Concurrently and in connection with the Combination Agreement, the Company, Edward Tian, Libin Sun and Linkage entered into a stockholders’ agreement. Pursuant to the agreement, among other things, Libin Sun and Edward Tian agreed to vote in favor of the election or re-election of Edwin Tian and Libin Sun, respectively, to the board of directors of the Company.
The foregoing descriptions of the Combination Agreement, the escrow agreement and the stockholders’ agreement, and the transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits A, B, C and D, respectively, and are incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit A — Business Combination Agreement, dated December 4, 2009, by and among the Company, Linkage Technologies International Holdings Limited and the other parties thereto. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 9, 2009.)

Page 5 of 7 Pages

CUSIP No.	04518A104
Exhibit B — Supplemental Agreement, dated June 5, 2010, by and among the Company, Linkage Technologies International Holdings Limited and the other parties thereto. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on June 7, 2010.)
Exhibit C — Escrow Agreement, dated July 1, 2010, by and among the Company, Linkage, the Shareholders’ Agent, and The Bank of New York Mellon. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 1, 2010.)
Exhibit D — Stockholders’ Agreement, dated December 4, 2009, by and among the Company, Edward Tian, Libin Sun and Linkage. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 9, 2009.)
Exhibit E — Joint Filing Agreement, dated July 13, 2010, between LT International Limited and Libin Sun.

Page 6 of 7 Pages

CUSIP No.	04518A104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2010	LT International Limited
/s/ Libin Sun
	Name:	Libin Sun
	Title:	Director

Libin Sun
/s/ Libin Sun
Libin Sun

Page 7 of 7 Pages